Exhibit 3.2

New Section 2.7 of Amended and Restated By-Laws:

Section 2.7  Voting.Unless otherwise required by law, the Certificate of Incorporation or these By-laws, when a quorum is present at any meeting of stockholders, any question to be voted upon by the stockholders at such meeting, other than the election of directors, shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter).  When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.  Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5.5 hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote at such meeting held by such stockholder.  Such votes may be cast in person or by proxy as provided in Section 2.8.  The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.